July 2010 Pricing Sheet dated July 30, 2010 relating to Preliminary Terms No. 478 dated July 27, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in International Equities

Equity LASERSSM Based on the iShares® MSCI EAFE Index Fund due February 3, 2012
Equity LeAding StockmarkEt Return Securities
PRICING TERMS – JULY 30, 2010
Issuer:	Morgan Stanley
Aggregate principal amount:	$4,862,000
Stated principal amount:	$10 per LASERS
Issue price:	$10 per LASERS
Pricing date:	July 30, 2010
Original issue date:	August 4, 2010 (3 business days after the pricing date)
Maturity date:	February 3, 2012
Underlying shares:	Shares of the iShares® MSCI EAFE Index Fund
Payment at maturity:	$10 + share return amount. This payment may be greater than, equal to or less than the stated principal amount.
Share return amount:
If the share closing price is greater than the downside threshold value on each trading day during the period from but excluding the pricing date to and including the valuation date, the share return amount will equal:
$10 x [the greater of (i) the share percent change and (ii) the fixed percentage]
If the share closing price is less than or equal to the downside threshold value on any trading day during the period from but excluding the pricing date to and including the valuation date, the share return amount will equal:
$10 x the share percent change
In this scenario, the payment at maturity may be less, and potentially significantly less, than the stated principal amount and could be zero.  There is no minimum payment at maturity on the LASERS.

Fixed percentage:	0%
Share percent change:	(final share price – initial share price) / initial share price
Initial share price:	$51.92, which is the share closing price of one underlying share on the pricing date.
Final share price:	The share closing price of one underlying share on the valuation date times the adjustment factor on such date
Downside threshold value:	$36.8632, which is 71% of the initial share price.
Valuation date:	January 31, 2012, subject to adjustment for non-trading days and certain market disruption events.
Adjustment factor:	A number which is initially 1.0 and will be subject to adjustment for certain corporate events affecting the underlying shares.
CUSIP:	61759G661
ISIN:	US61759G6614
Listing:	The LASERS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per LASERS	$10	$0.14285	$9.85715
Total	$4,862,000	$69,453.67	$4,792,546.33
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.14285 for each LASERS they sell.  Please see “Syndicate Information” on page 8 of the accompanying preliminary terms for further details.  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for LASERS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 478 dated July 27, 2010
Prospectus Supplement for LASERS dated February 23, 2010
Prospectus dated December 23, 2008

The LASERS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.